UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
Integrity Mutual Funds, Inc.

(Name of Issuer)
Common

(Title of Class of Securities)
45820C 10 6

(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102
(817) 335-1050

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
October 4, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45820C 10 6	13D

1.	Name of Reporting Person	Dwayne A. Moyers

IRS Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC use only

4.	Source of funds	not applicable

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or place of organization	U. S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole voting power	47,500

8.	Shared voting power	4,713,642

9.	Sole dispositive power	47,500

10.	Shared dispositive power	4,713,642

11.	Aggregate amount beneficially owned by each reporting person	4,761,142

12.	Check box if the aggregate amount in Row (11) excludes certain shares [ ]
	(See Instructions)

13.	Percent of class represented by amount in Row (11)	28.4%

14.	Type of reporting person	IN
	(See Instructions)

Integrity Mutual Funds, Inc.
SCHEDULE 13D
(Amendment No. 2)
Item 3. Source and Amount of Funds or Other Consideration
     On October 4, 2006 Xponential, Inc. used its existing working capital to purchase, through its wholly-owned subsidiary, PawnMart, Inc. (“PawnMart”), 3,050,000 Series A Convertible Preferred Shares (the “Preferred Shares”) of the Issuer at $0.50 per share, from eight (8) investors pursuant to a private placement.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of 47,500 shares of Common Stock (approximately 0.35% of the total number of shares of Common Stock outstanding) as of October 4, 2006 over which he has sole voting and dispositive power.
          As Chairman of the Board, Chief Executive Officer, Vice President and a director of Xponential, Inc., the Reporting Person may be deemed to indirectly beneficially own the 1,663,642 shares of Common Stock directly owned by Xponential, Inc. (approximately 12.13% of the total number of shares of Common Stock outstanding) as of October 4, 2006, over which it has sole voting and dispositive power..
          The Reporting Person may also be deemed to indirectly beneficially own the 3,050,000 Preferred Shares owned by Xponential, Inc. through PawnMart as of October 4, 2006. The Preferred Shares are convertible at any time at the election of PawnMart into shares of the issuer’s Common Stock on a one-for-one basis, subject to certain anti-dilutive adjustments. If converted as of the date of purchase, the Preferred Shares would represent 18.19% of the issued and outstanding Common Stock.
          The Reporting Person disclaims beneficial ownership of all shares of Common Stock and the Preferred Shares of the Issuer beneficially owned by Xponential, Inc.
     (b) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
     (c) During the sixty (60) days period prior to the filing, the Reporting Person had no transactions in the Issuer’s Common Stock.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006	/s/ Dwayne A. Moyers

Dwayne A. Moyers